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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Magic Software Announces Initial Results Of Aggressive Campaign to Recruit iBOLT Sales And Integration Partners

Eighteen New Partners Recruited Internationally During First Quarter of 2004

Irvine, California (May 10, 2004) Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology announced today the initial results of its campaign to recruit iBOLT sales and integration partners. During the first quarter of 2004, Magic Software exceeded its expectations and successfully recruited eighteen new iBOLT partners worldwide.

For system integrators and solution providers, iBOLT's open, standards-based architecture provides the means to ease integration project pains while growing their business. iBOLT's unified, comprehensive integration framework offers advanced business integration and process management capabilities that benefit both integrators and customers with rapid project development and deployment, lower implementation and maintenance costs and increased customer satisfaction. With iBOLT, system integrators are able to bring to the mid-market the advantages of data integration that once only larger enterprises could afford.

"Thanks to the willingness of Magic Software to work closely with us in the iBOLT Integration Partner program, we have already identified our first mutual integration project," said Shamir Furtado, Business Development Manager for IMEX Systems in Mississauga, Ontario, Canada.

"Magic Software has been very amenable to pre-sales support and marketing programs with a level of commitment that we have not seen from other vendors." IMEX Systems serves customers in the US and Canada, primarily in the government and financial sectors.

Another recent addition to the iBOLT partner base is Touchpoint, specializing in the pharmaceutical industry. Touchpoint is an independent consulting organization in the U.K., whose mission is to support collaborative business enablement by providing the best resources to help meet three key business challenges, business process optimization, data integrity, technology consultancy and implementation.

“Sharing and synchronizing knowledge and data is a vital capability for a modern agile business,” said Mike Symers, Managing Director of TouchPoint. “iBOLT offers an integration platform that is industry leading in terms of cost performance, and adaptability. As a technology it offers compelling features for linking systems both at a technical level and at the business process level, in a robust and scaleable manner.”

With offices in Strafford and Edinburgh in the U.K., INEX, another iBOLT partner who recently signed up, specializes in workflow, document management and systems integration and counts Virgin Train, Barclays Bank and Nationwide among its customers. INEX is looking to expand its customer base to include mid-market companies and is including iBOLT in its portfolio of products aimed at streamlining the integration process for this sector.

"Advances, and associated cost reductions, in computer hardware and software technology over recent years has now made it possible for the medium-sized company to embrace business process optimization using workflow and document management,” said David Lee, Managing Director of INEX. “We have selected Magic Software’s iBOLT as our preferred mid-tier framework for business integration as we feel it is the most fully featured product available, which bridges application integration and development and business process management.”

"We are very pleased to welcome all of our new iBOLT partners, and look forward to working closely with them to realize increased business and profits from their integration projects," said Menachem Hasfari, CEO of Magic Software. "Since its introduction one year ago iBOLT has continued to gain increasing acceptance around the world. We expect this trend to continue as we continue to grow our base of partners and end-users."

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  Magic’s EMEA headquarters is located at Pelmolen 17 3994 XX Houten in the Netherlands, telephone: +31-30-656 6266, fax: +31-30-656 6277. Magic’s North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone: (949) 250-1718, fax: (949) 250-7404, http://www.magicsoftware.com/.

Formula Systems is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: May 10, 2004